The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997   Fax 303.377.0231
 sercounsel@msn.com
Admin. Office T 307.856.4748  F 307.857.0319
sra@wyoming.com

June 10, 2009

Fax 703.813.6963
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Ethan Horowitz, Staff Accountant

Re:	Rainchief Energy, Inc.
(f/k/a Black Diamond Brands Corporation)

Dear Mr. Horowitz:

The issuer is filing a short form Form 20-F/A4 (Item 15T only) to the Form 20-F for the year ended December 31, 2007.  The amendment reports that the issuer has completed its assessment of its internal controls over financial reporting, using the COSO framework.  The instant filing will be followed by the Form 20-F for year ended December 31, 2008, which report will disclose that the assessment has been completed for both 2007 and 2008.

There are no deficiencies identified in addition to those shown in the March 2009 amendment which we discussed in late February 2009.  Those deficiencies remain, as the issuer remains capital and personnel constrained, but the issuer undertakes (in the amended 20-F for 2007 and in the 20-F for 2008) to remediate when resources permit.

If you have any questions about either the 2007 amendment no. 4, or the filing for the 2008 year, please contact me.  Thank you for your assistance throughout the comment process.

Yours Sincerely,

Stephen E. Rounds

Enc.
SER/sra
cc:  Rainchief Energy Inc.